UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On June 2, 2026, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its 2026 annual general meeting of shareholders (the “Annual Meeting”) at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3: Adoption of the annual accounts, including the appropriation of net result, for the financial year 2025.

ProQR shareholders approved the adoption of the annual accounts, including the appropriation of net result, for the financial year 2025, with 99.7% of the votes cast in favor of Agenda Item 3.

Agenda Item 4: Release from liability of each member of the Company’s Board of Directors (the “Board”) with respect to the performance of their duties during the financial year 2025.

ProQR shareholders approved the release from liability of each member of the Board with respect to the performance of their duties during the financial year 2025, with 69.5% of the votes cast in favor of Agenda Item 4.

Agenda Item 5(a): Appointment of Dr. Lykke Hinsch Gylvin as non-executive member of the Board.

ProQR shareholders approved the appointment of Dr. Lykke Hinsch Gylvin as non-executive member of the Board, with 99.7% of the votes cast in favor of Agenda Item 5(a).

Agenda Item 6: Appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2027.

ProQR shareholders approved the appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2027, with 99.8% of the votes cast in favor of Agenda Item 6.

Agenda Item 7: Amendment of Articles of Association regarding increase of authorized capital.

ProQR shareholders approved the amendment of the Articles of Association regarding the increase of the authorized capital, with 65.4% of the votes cast in favor of Agenda Item 7.

Agenda Item 8: Authorization of the Board to issue ordinary shares.

ProQR shareholders approved the authorization of the Board to issue ordinary shares, with 64.3% of the votes cast in favor of Agenda Item 8.

Agenda Item 9: Authorization of the Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Board to acquire ordinary shares in the capital of the Company, with 66.7% of the votes cast in favor of Agenda Item 9.

Board Committee Composition

Effective June 2, 2026, following the Annual Meeting, the Board determined the composition of its committees as follows:

Audit Committee: Bart Filius (Chair), Begona Carreno-Gomez and Theresa Heggie.

Compensation, Nominating and Corporate Governance Committee: Theresa Heggie (Chair), James Shannon and Bart Filius.

Research and Development Committee: James Shannon (Chair), Martin Maier and Lykke Hinsch Gylvin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 2, 2026	By:	/s/ Daniel de Boer
Daniel de Boer
Chief Executive Officer